September 9, 2019

Board of Directors
Callon Petroleum Company
2000 W. Sam Houston Parkway South
Suite 2000
Houston, TX 77042

Dear Members of the Board,

As managers of funds owning 21,593,523 shares of Callon Petroleum, representing approximately 9.5% of the outstanding shares, we write to inform you of our intention to vote our shares against the value-destructive acquisition of Carizzo Oil & Gas.  Callon stock’s astounding 36% decline since the transaction was announced demonstrates shareholder dissatisfaction with the deal and its terms.

Investors purchased Callon shares on the basis of the Company’s commitment to be a pure-play, high-quality Permian producer.  Because of this focus the Company’s shares have historically traded at a meaningful premium to those of its multi-basin peers. The acquisition of Carrizo’s inferior Eagle Ford assets at an unwarranted 25% premium would eliminate this pure-play status, while effectively transferring $240 million in value from Callon’s shareholders to Carrizo’s.

We believe Callon shareholders would be better off if Callon’s board and management pursued a sale of the Company.  Based on multiples garnered by similar pure-play Permian Basin assets, a sale could produce a 64% increase in Callon’s value relative to the current stock price.  We believe that there would be many acquirers interested in Callon.  Problematically, adding Eagle Ford to Callon’s pure Permian portfolio would permanently discourage potential acquirers of Callon.

By pursuing the Carrizo transaction, we can only conclude that the interests of the board and management, who collectively only hold 0.5% of Callon’s outstanding shares, have diverged from those of shareholders.

The reasons for our decision to vote against the Carrizo merger are summarized below:

1) Callon stock price is down 36% since acquisition was announced.
The 36% decline in Callon’s share price since the acquisition announcement, which is significantly more severe than the decline in the sector, underscores investors’ deep skepticism of this transaction.  Although management points to synergies from a lower cost structure and larger scale, the combined effect of poor quality assets, massive share issuance, and a lower multiple far outweighs the purported benefits.
2) Callon is offering an unwarranted 25% premium to Carrizo.
Even though the majority of Carrizo’s assets are in the less attractive Eagle Ford, the agreement provides for Callon to pay a 25% premium to Carrizo’s shareholders, translating to $240m of value transfer from Callon shareholders to Carrizo shareholders.  According to the proxy, no other potential buyer of Carrizo was willing to pay such a premium.

3) Callon shareholders would be massively diluted.
Alarmingly, Callon’s intention to issue an additional 83% of its current shares outstanding to acquire Carrizo would massively dilute its current shareholders.

4) Callon would lose its standing as a premium pure-play company, causing value erosion.
In Callon’s 2018 Annual Report, Callon states that the Company “is an independent oil and natural gas company focused on the acquisition, exploration and development of high-quality assets in the heart of the Permian Basin” (emphasis added).  Since 2016, Callon has raised $2.7 billion of external capital to position itself as a leading pure-play Permian producer.  It has acquired four highly productive and prospective asset packages in the Permian for $1.8 billion and spent the remaining capital to drill out these assets.  The proposed acquisition of Carrizo, a primarily Eagle Ford producer, is an abrupt departure from the strategy that Callon has articulated.
Permian pure-play companies trade at meaningfully higher valuations than multi-basin peers.  On 2019E EBITDA, companies with exposure solely to the Eagle Ford trade around 3.8x while companies with Permian-only exposure trade at 5.7x.  By adding Carrizo’s primarily Eagle Ford assets, Callon would almost certainly trade at a lower multiple.

5) Callon could be worth 64% more in a takeover.
We believe that Callon would be better off selling itself rather than acquiring Carrizo.  If Callon was valued at the Permian average, Callon stock would be worth $6.69/share, or 64% more than the current stock price.  We believe there would be many interested potential acquirers of Callon.  Due to the sharp disparity between Callon’s potential takeover value and its current stock price, we suggest that Callon’s board and management pursue a sale of the company, rather than the dilutive transaction currently proposed.

6) Permian basin pure-plays remain attractive acquisition targets.
Recent M&A activity in the oil sector has focused on the Permian basin.  Both Occidental Petroleum’s and Chevron’s 2019 bids for Anadarko were largely driven by Anadarko’s Permian Basin assets.  Other recent acquisitions of Permian assets include Occidental and Ecopetrol’s JV formation in the Midland Basin, Cimarex’s acquisition of Resolute, Diamondback’s acquisition of Energen, Diamondback’s acquisition of Ajax, Concho’s acquisition of RSP Permian, amongst many others.  Callon would represent an attractive target for larger and peer companies either looking to gain scale in existing Permian operations or seeking to establish a presence in the basin.

Given Callon’s presence in both the Midland and Delaware basins of the Permian, we’ve identified numerous Permian producers with contiguous acreage to Callon that could be potential acquirers or merger partners.  Some are listed below:

Callon Potential Acquirers

Market Cap
Exxon Mobil	$298 B
Chevron	$224 B
Royal Dutch Shell	$222 B
ConocoPhillips	$59 B
Occidental	$40 B
Pioneer	$21 B
Diamondback	$16 B
Concho	$14 B
Devon	$9 B
Encana	$6 B
Parsley	$5 B
Jagged Peak	$2 B

7) Buying Carrizo will discourage future suitors for Callon.
Callon’s attractiveness to potential buyers lies in the quality of its Permian assets. The addition of Carrizo’s gassier Permian assets and undesirable Eagle Ford assets would significantly reduce the interest of potential acquirers and the multiples they would be willing to pay.
In pursuing the acquisition of Carrizo, the Company’s board and management are effectively creating a poison pill for most potential acquirers.  Recent history seems to bear this out: we believe QEP’s inclusion of its Bakken assets in its Permian portfolio was the reason why it was unable to attract a buyer at an acceptable premium.
8) Pursuing this transaction suggests that the interests of Callon’s management and board have diverged from those of shareholders.
The top six executives and entire board collectively own barely 1.1 million shares, representing approximately 0.5% of the company.  They have not been exposed in a meaningful way to the value loss that Callon shareholders have experienced since the transaction was announced.  We can only surmise from this low level of ownership that shareholder interests have not been carefully considered.

9) Smart M&A is rewarded while poorly conceived transactions are punished.
Management has suggested that the sharp decline in Callon’s stock performance post- announcement may not be reflective of the deal’s longer term potential.  We disagree.  The decline in Callon’s stock price is easily explained by the value-destructive nature of the proposed transaction.
Investors reward smart M&A.  The stock price of PDC Energy rose 17% on the day it announced its in-basin, no premium merger with SRC Energy. By contrast, Callon’s stock price fell 16% on the day of its announcement of the out-of-basin, 25% premium Carrizo merger and has only further declined since then.
10) Sell side analysts oppose the transaction.
Here are a few comments that bear this out:
-BARCLAYS (7/22/19):	-“…[M]any see the deal as highly dilutive to CPE’s inventory quality and depth”

-CREDIT SUISSE (7/15/19):	-“Struggling to rationalize CRZO merger on valuation and asset quality”

-“Expensive Price for Free Cash Flow”

-“Surprise acquisition creates more question marks”

-SIMMONS (7/16/19):
-“…[W]e expect investor pushback as many viewed CPE as a relatively simple Permian story with optionality associated with in-basin consolidation. The innate complexity associated [with] business combinations, diminishment of the M&A put, and long lead time to value realization could result in an increased risk premium on the equity for some time.”

Conclusion
Based on the above factors, Paulson intends to vote its 21.6 million shares against this transaction.  Callon shareholders have nothing to lose by voting down this deal.  In fact, Callon’s stock would likely rise if the deal was not completed, benefiting shareholders.  Furthermore, Callon would only be obligated to pay Carrizo’s expenses up to a maximum of $7.5 million.  If the board and management were truly focused on their fiduciary duty to shareholders, they would be exploring a sale of Callon, rather than pursuing this ill-advised transaction.

Sincerely,

Marcelo Kim	Jim Hoffman
Partner	Partner
Paulson & Co. Inc.	Paulson & Co. Inc.